UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

For the Quarter Ended September 30, 2003

AGL Resources Inc.

(Name of registered holding company)

Ten Peachtree Place

Atlanta, Georgia 30309

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Bryan E. Seas

Vice President and Controller

AGL Resources Inc.

Ten Peachtree Place

Atlanta, Georgia 30309

404-584-4000

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ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Organization	% of Voting Securities Held	Nature of Business (a)
AGL Resources Inc. (AGL Resources) (b)		11/27/1995	Georgia		RHC
AGL Investments, Inc. (AGLI) (b)		11/27/1995	Georgia	100%	IHC
Sequent, LLC (Sequent)	Gas	01/29/2001	Georgia	100%	IHC
Sequent Energy Management, LP (SEM)	Gas	06/29/2001	Georgia	1%	(c)
Sequent Energy Marketing, LP *	Gas	07/12/2001	Georgia	1%	Inactive
Sequent Holdings, LLC	Gas	06/29/2001	Georgia	100%	IHC
SEM	Gas	06/29/2001	Georgia	99%	(c)
Sequent Energy Marketing, LP *	Gas	07/12/2001	Georgia	99%	Inactive
Southeastern LNG, Inc.	Gas	11/14/2000	Georgia	100%	(d)
Georgia Gas Company *	Gas	06/10/1968	Georgia	**	**
Pivotal Energy Services, Inc. *	Gas	08/24/2001	Georgia	**	**
Georgia Energy Company *	Gas	02/04/1981	Georgia	**	**
Pinnacle LNG, Inc. *	Gas	02/12/2003	Georgia	**	**
Georgia Natural Gas Company (GNG)	Gas	09/10/1996	Georgia	100%	(e)
SouthStar Energy Services, LLC (SouthStar)	Gas	07/13/1998	Delaware	50%	(f)
TES, Inc. *	Gas	10/15/1996	Georgia	**	**
Pivotal Propane of Virginia, Inc. * (new)	Gas	09/26/2003	Delaware	**	**
Atlanta Gas Light Services, Inc. *	Gas	06/10/1968	Georgia	**	**
Georgia Natural Gas Services, Inc. *	Gas	09/24/1998	Georgia	**	**
AGL Peaking Services, Inc. *	Gas	11/21/1997	Georgia	100%	(g)
AGL Interstate Pipeline Company *	Gas	11/21/1997	Georgia	**	**

*

This company was inactive during the reporting period ended September 30, 2003.

**

Incorporated, but not organized, as of September 30, 2003.

(a)

The following acronyms are used in Item 1:  RHC – registered holding company, IHC – intermediate holding company.

(b)

AGL Resources and AGLI are not reporting companies but are included in this Item 1 because they hold securities, directly or indirectly, in the gas-related companies as indicated.

(c)

SEM is an asset optimization, producer services, and wholesale marketing and risk management subsidiary.

(d)

As of September 30, 2003, Southeastern LNG, Inc. owned and operated a fleet of liquefied natural gas tankers.  Southeastern LNG, Inc. sold its entire fleet of tankers in October 2003.

(e)

Initially, GNG owned a 50% economic interest in SouthStar, a subsidiary of Piedmont Natural Gas Company owned a 30% interest and a subsidiary of Dynegy Holdings Inc. (Dynegy) owned the remaining 20%. On March 11, 2003, our wholly-owned subsidiary, GNG purchased Dynegy’s 20% economic ownership interest in SouthStar in a transaction that for accounting purposes had an effective date of February 18, 2003. Upon closing, GNG owned a non-controlling 70% financial interest in SouthStar and Piedmont’s subsidiary owned the remaining 30%. Our 70% interest in non-controlling because all significant matters require approval by both owners.

(f)

SouthStar is the largest retail marketer of natural gas in Georgia with a market share of approximately 37% and operates under the trade name Georgia Natural Gas.

(g)

During September 2001, AGL Peaking Services, Inc. (“AGL Peaking”) terminated its investment in Etowah LNG Company, LLC (“Etowah”), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.  AGL Peaking owns property formerly designated for the peaking facility, but has no active operations.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

There were no reportable issuances of securities or capital contributions made by the reporting entities during the quarter ended September 30, 2003.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies for the Quarter Ended September 30, 2003 (in thousands)

Reporting Company Rendering Services	Associate Company Receiving Services (a)	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
SEM	Atlanta Gas Light Company	Gas procurement, scheduling and other	$ 99	--	--	$ 99
SEM	Virginia Natural Gas, Inc.	Gas procurement, scheduling and other	$ 81	--	--	$ 81
SEM	Chattanooga Gas Company	Gas procurement, scheduling and other	$ 43	--	--	$ 43
SEM	GNG	Management and administrative payroll	$ 7	--	--	$ 7
SEM	AGL Networks, LLC	Management and administrative payroll	$ 11	--	--	$ 11
SEM	Atlanta Gas Light Company	Gas Transmission Storage Management	**	**	**	**
SEM	Virginia Natural Gas, Inc.	Gas Transmission Storage Management	**	**	**	**
SEM	Chattanooga Gas Company	Gas Transmission Storage Management	**	**	**	**

(a)

All services are being provided at cost and are being billed (with the exception of certain direct billings) through AGL Services Company (“AGSC”). As per Rules 80 and 81, energy purchases are not reported hereunder.

**

Represents information filed separately with the Commission pursuant to a request for confidential treatment pursuant to Rule 104 of the Public Utility Holding Company Act of 1935, as amended.

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Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies for the Quarter Ended September 30, 2003 (in thousands)

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
AGSC	SEM	Support (b)	$ 1,345	$ 561	$ 34	$ 1,940
AGSC	Southeastern LNG, Inc.	Support (c)	$ 11	$ 1	-	$ 12
AGSC	GNG	Support (d)	$ 150	$ 23	$ 3	$ 176
AGSC	AGL Peaking	Support (e)	-	$ 1	-	$ 1

(b)

Sequent receives support services (i.e. accounting, information services, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

(c)

Southeastern LNG, Inc. receives support services from AGSC.  Detailed information with respect to transactions under the agreement is not provided in this report but will be provided by Form U-13-60.

(d)

GNG receives support services (i.e. accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

(e)

AGL Peaking receives support services from AGSC.  Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization of AGL Resources as of September 30, 2003 (1)	$2,207,880		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	331,182		Line 2
Greater of $50 million or line 2		$331,182	Line 3
Total current aggregate investment (categorized by major line of energy-related business)
Total current aggregate investment		-	Line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$331,182	Line 5

Investments in gas-related companies (in thousands):

Total current aggregate investment (2) (categorized by major line of gas-related business)
Sequent organization (3)	(30,535)
GNG	43,726
SouthStar (4)	83,183
AGL Peaking	4,947
Southeastern LNG, Inc.	471
Total current aggregate investment		101,792

(1) Total capitalization consists of common shareholders' equity, long-term debt including current portion, preferred stock, and short-term debt.
(2) Total current aggregate investment consists of common stock owned by system companies, premium on common stock, retained earnings, and net intercompany payables/(receivables).
(3) The aggregate investment in the Sequent organization as of September 30, 2003 is negative because Sequent has a net intercompany receivable.
(4) GNG’s portion of SouthStar’s owner’s equity.

ITEM 5 - OTHER INVESTMENTS

None.

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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A Financial Statements
Exhibit 1.1	Balance Sheets of Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; GNG, and AGL Peaking as of September 30, 2003 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit 1.2	Balance Sheet of SouthStar as of September 30, 2003 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit 2.1

Income Statements for the Three Months and Nine Months Ended September 30, 2003 for Sequent; SEM; Southeastern LNG, Inc.; GNG and AGL Peaking (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit 2.2	Income Statements for the Three Months and Nine Months Ended September 30, 2003 for SouthStar (Submitted under confidential treatment request pursuant to Rule 104(b))
B Exhibits
Exhibit 3	The certificate as to filing with interested state commissions is attached hereto as Exhibit 3.

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SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended.

AGL RESOURCES INC.

By: /s/ Bryan E. Seas

Bryan E. Seas
Vice President and Controller

December 1, 2003

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